Exhibit 99.1

Sky Solar Holdings, Ltd. Reports Unaudited Financial Results

for the First Half of Fiscal Year 2018

HONG KONG, December 14, 2018 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, today announced its financial results for and as of the first six months ended June 30, 2018.

First Half 2018 Highlights

•                  Revenue of $33.2 million, up 8.4% from 1H 2017

•                  Electricity revenue of $31.5 million, up 12.9% from 1H 2017

•                  Adjusted EBITDA of $34.2 million, compared to $18.5 million in 1H 2017

•                  203.5 MW of IPP assets in operation as of June 30, 2018, compared to 196.7 MW as of December 31, 2017

•                  The Company had 13.8MW of projects under construction as of June 30, 2018.

Business Updates

During the first half of 2018, the Company completed multiple strategic transactions including:

•                  Sold rights of a 40.8MW project in Japan for $18.4 million. The Company continued to cooperate with a listing company in Japan, and invested JPY 529 million (USD 4.7 million) to this 40.8 MW project for 45% distribution of profit or loss. This project is expected to complete on October 2021.

•                  During the first half year of 2018, 6.6 MW of projects are connected in Japan.

•                  Secured construction and term financing for the 5.7MW project in the U.S., which reached substantial completion in July 2018.

Several material and ongoing events occurred subsequent to the first half of 2018. In July 2018, the Company’s silent partner in Japan filed a lawsuit against Sky Solar Japan, a wholly owned subsidiary of the Company.  The Company strongly believes that the lawsuit is without merit and has vigorously defended against it.  Meanwhile, the Company has also been working with the silent partner in an attempt to reach a potential resolution.

On August 31, 2018, the Company announced a change to its management team. The prior CFO left the Company and the current CIO assumed the responsibilities of CFO, replacing the prior CFO on the board of Sky Solar.

The Company has made meaningful progress in advancing development of its permits in Northeast US, with over 100MW under development.

The Management Committee of Sky Solar commented: “We continue to execute on our project completions and pipeline development in Japan and United States and see limited impact on our Japan business from the recent METI rule change.”

First Half 2018 Financial Results

Revenue was $33.2 million, up 8.4% from $30.6 million in the same period of 2017.

Electricity sales were $31.5 million in the first half of 2018, up 12.9% from $27.9 million in the same period of 2017. The period-over-period increase in electricity sales was primarily due to new connection of solar parks in Uruguay in the third quarter of 2017.

Systems and other sales were $1.7 million in the first half of 2018, down 37.3% from $2.7 million in the same period of 2017.  The period-over-period decrease in systems and other sales was primarily because there was a consulting service in Uruguay in the first half year in 2017, while there is no such service provided in the same period in 2018.

The following table shows the Company’s sequential and period-over-period change in revenue for each category, geographic region and period indicated.

	1st Half 2018	Period-To- period Change	1st Half 2017	Sequential Change	2nd Half 2017
	(US$ in thousands, except percentages)

Asia	21,472	2.9%	20,877	26.2%	17,009
IPP	21,364	3.3%	20,677	25.7%	16,994
System and other sales	108	-46.0%	200	620.0%	15
Europe	3,729	11.8%	3,336	80.2%	2,069
IPP	2,376	6.9%	2,223	25.6%	1,892
System and other sales	1,353	21.6%	1,113	664.4%	177
South America	5,429	94.7%	2,788	51.2%	3,590
IPP	5,429	268.6%	1,473	51.5%	3,583
System and other sales	—	-100.0%	1,315	-100.0%	7
North America	2,570	-29.0%	3,618	-25.4%	3,446
IPP	2,313	-34.0%	3,505	-29.2%	3,268
System and other sales	257	127.4%	113	44.4%	178

IPP	31,482	12.9%	27,878	22.3%	25,737
System and other sales	1,718	-37.3%	2,741	355.7%	377
Total	33,200	8.4%	30,619	27.1%	26,114

Cost of sales and services was $15.0 million in the first half of 2018, compared to $12.8 million in the same period in 2017.  The increase was mainly a result of the increase in operating assets capacity in the first half of 2018.

Gross profit was $18.2 million in the first half of 2018, up 2.2% from $17.8 million in the same period in 2017.  Gross margin of 54.9% in the first half of 2018 was down from 58.3% in the same period in 2017.

Selling, general and administrative expenses were $12.3 million in the first half of 2018, down 2.7% from $12.6 million in the same period in 2017.

Other operating income was $18.4 million in the first half of 2018, up from $0.045million in the same period in 2017 due to sale of permits and rights in Japan.

Gain on disposal of interest in subsidiaries was nil in the first half of 2018, compared to $1.5 million in the same period in 2017, mainly a result of the issuance of preferred shares in Canadian projects to the existing strategic partner.

Operating profit was $24.4 million in the first half of 2018, compared to $6.8 million in the same period in 2017.

Financing costs were $8.5 million in the first half of 2018, compared to $5.5 million in the same period in 2017.  The increase in financing costs was mainly driven by an increase in loans in Japan, Uruguay and the U.S.

Other non-operating income was $1.9 million in the first half of 2018, compared to $8.4 million in the same period in 2017.  Other non-operating income in the first half of 2018 was due to the change in fair value of the Hudson notes.  Other non-operating income in the first half of 2017 was mainly a result of the disposal of 19.4 MW assets in Japan in which the Company had a 30% stake.

Net income in the first half of 2018 was $8.2 million in the first half of 2018, compared to $5.2 million in the same period in 2017.

Basic and diluted income per share was $0.020 in the first half of 2018, compared to $0.012 in the same period in 2017.

Basic and diluted income per ADS in the first half of 2018 was $0.16 compared to $0.10 in the same period in 2017.

Adjusted EBITDA was $34.2 million in the first half of 2018, compared to $18.5 million in the same period in 2017, reflecting the sale of project permits in Japan

Pipeline

As of June 30, 2018, the Company owned and operated 203.5 MW of IPP assets, compared to 196.7 MW as of December 31, 2017.  This increase reflects the connection of projects in Uruguay in the third quarter in 2017 and in Japan in the first half year in 2018.

The Company had 13.8 MW of projects under construction as of June 30, 2018, comprised of 8.1 MW of projects in Japan and a 5.7 MW project in the U.S.  This compares to 6.6 MW under construction as of December 31, 2017.  Our total pipeline stands at 360MW as of June 30, 2018, which includes shovel ready, development, advanced and qualified projects in China, Canada, the U.S., Chile and Japan.

Balance Sheet and Liquidity

As of June 30, 2018, the Company had bank balances and cash of $68.1 million, restricted cash of $40.5 million, trade and other receivables of $30.4 million and IPP solar park assets of $403.3 million. Total borrowing was $272.6 million, including $24.0 million of borrowing due within one year.

Use of Non-IFRS Measures

To provide investors with additional information regarding the Company’s financial results, the Company has disclosed Adjusted EBITDA, non-IFRS financial measures, below. The Company presents these non-IFRS financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-IFRS financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as the Company’s management does and in comparing financial results across accounting periods and to those of its peers.

Adjusted EBITDA, as the Company presents it, represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impacts of share-based compensation expenses, impairment charges, interest expenses, fair value changes of financial liabilities, loss from hedge ineffectiveness on cash flow hedges and reversal of tax provision.

The use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider them in isolation or as substitutes for analysis of the Company’s financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and (e) other companies, including companies in the Company’s industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure.  Because of these and other limitations, you should consider Adjusted EBITDA alongside the Company’s IFRS-based financial performance measures, such as profit (loss) for the period and the Company’s other IFRS financial results.

The following table presents a reconciliation of Adjusted EBITDA to profit (loss) for the period, the most directly comparable IFRS measure, for each of the periods indicated:

	Six Months ended in June 30,
	2018	2017
	(US$ in Thousands)
Profit (loss) for the period	8,155	5,188
Adjustments:
Income tax expense	9,738	4,631
Depreciation of property, plant and equipment	9,391	6,277
Share-based payment charged into profit or loss	—	(691)
Interest expenses	8,527	5,529
Fair value changes of financial liabilities-FVTPL	(1,372)	(2,272)
Gain from hedge ineffectiveness on cash flow hedges	(273)	(127)
Adjusted EBITDA[1]	34,166	18,535

1  Adjusted EBITDA on equity are non-IFRS measures used by the Company to better understand its results.  Adjusted EBITDA represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impacts of share-based compensation expenses, interest expenses, fair value changes of financial liabilities, loss from hedge ineffectiveness on cash flow hedges.

These measures are not intended to represent or substitute numbers as measured under IFRS.  The submission of non-IFRS numbers is voluntary and should be reviewed together with IFRS results.

Project Capacities

Unless specifically indicated or the context otherwise requires, megawatt capacity values in this earnings release refer to the attributable capacity of a solar park. We calculate the attributable capacity of a solar park by multiplying the percentage of our equity ownership in the solar park by the total capacity of the solar park.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity.  Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, and North America.  The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks.  Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends.  As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements.  As of June 30, 2018, the Company owned and operated 203.5 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources we may need to familiarize ourselves with the regulatory regimes, business practices, governmental requirements and industry conditions as we enter into new markets; our ability to successfully implement our on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the U.S. and into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

Sky Solar Holdings Ltd.

Condensed Consolidated Statements of Operations

USD In Thousands, Except Per Share Amounts

	Six Months
	Ended June 30
	2018 (Unaudited)	2017 (Unaudited)
Revenue:
Electricity generation income	31,482	27,878
Solar energy system and other sales	1,718	2,741
Total revenue	33,200	30,619
Cost of sales and services	(14,969)	(12,777)
Gross profit	18,231	17,842
Selling expenses	(1,464)	(363)
Administrative expenses	(10,787)	(12,226)
Other operating income	18,380	45
Gain on disposal of interest in subsidiaries	—	1,464
(Loss) profit from operations	24,360	6,762
Investment (losses) gains	147	186
Finance costs	(8,527)	(5,529)
Other non-operating income (expenses)	1,913	8,399
(Loss) profit before taxation	17,893	9,818
Income tax expense	(9,738)	(4,630)
Profit (loss) for the period	8,155	5,188
Other comprehensive income (loss) that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(2,167)	5,405
Total comprehensive (loss) income for the period	5,988	10,593
Profit (loss) for the period attributable to owners of the Company	8,168	5,103
Gains (losses) for the period attributable to non-controlling interests	(13)	85
	8,155	5,188
Total comprehensive (loss) income attributable to:
Owners of the Company	5,964	10,598
Non-controlling interests	24	(5)
	5,988	10,593
(Loss) earning per share — Basic	0.019	0.012
(Loss) earning per share — Diluted	0.019	0.012
(Loss) earning per ADS — Basic	0.16	0.10
(Loss) earning per ADS — Diluted	0.16	0.10

Sky Solar Holdings Ltd.

Condensed Consolidated Statements of Operations

USD In Thousands, Except Per Share Amounts

	June 30, 2018 (Unaudited)	December 31, 2017 (Audited)
	Thousand	Thousand
Current assets:
Bank balances and cash	68,108	46,084
Restricted cash	40,490	40,716
Amounts due from related parties	16,296	16,713
Trade and other receivables	30,384	34,582
Inventories	323	307
	155,601	138,402
Non-current assets:
IPP solar parks	403,305	397,405
Amounts due from related parties	5,167	5,632
Other non-current assets	48,117	39,669
	456,589	442,706
Total assets	612,190	581,108

	June 30, 2018 (Unaudited)	December 31, 2017 (Audited)
	Thousand	Thousand
Current liabilities:
Trade and other payables	21,819	29,043
Amount due to related parties	28	28
Tax payable	10,195	2,340
Borrowings	23,956	19,702
Other current liabilities	122,177	120,820
	178,175	171,933
Non-current liabilities:
Borrowings	248,662	230,027
Other non-current liabilities	73,137	72,920
	321,799	302,947
Total liabilities	499,974	474,880
Total assets less total liabilities	112,216	106,228
Equity:
Share capital	8	8
Reserves	107,079	101,115
Equity attributable to owners of the Company	107,087	101,123
Non-controlling interests	5,129	5,105
Total equity	112,216	106,228
Total liabilities and equity	612,190	581,108